Norske Skog

07023548

RECEIVED
2007 MAY 15 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No.: 82-5226

Skogn, 07 May 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

Attention: Office of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Q1 2007 First Quarter Report of Norske Skog), dated May 4, 2007*

(2) *Company press release, "Turnaround yields results", dated May 4, 2007*

(3) *Presentation material, Norske Skog Q1 2007, dated May 4, 2007*

(4) *Mandatory notification of trade, CFO Andreas Enger's purchase of shares, dated May 4, 2007*

(5) *Mandatory notification of trade, Chairman of the board's purchase of shares, dated May 4, 2007*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

PROCESSED
MAY 17 2007
THOMSON FINANCIAL

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

04.05.2007

Message to Oslo Stock Exchange

Norske Skog, Q 1 2007

Norske Skog's EBITDA before special items in Q 1, 2007 was NOK 1 175 million, as against NOK 1 267 million in Q 4, 2006, and NOK 1 034 million in Q 1, 2006. Net result after special items, taxes and minority interests in Q 1, 2007, was minus NOK 94 million, as against a profit of NOK 246 million in Q 4, 2006.

Report for the first quarter of 2007

- Operating revenues: NOK 6 726 million (Q4 06: NOK 7 704 million), a reduction largely attributable to seasonal fluctuations as well as somewhat lower average prices measured in NOK
- Gross operating earnings before special items: NOK 1 175 million (Q4 06: NOK 1 267 million); net operating earnings before special items NOK 440 million (Q4 06: NOK 538 million)
- Newsprint prices increased in Europe, but magazine paper and newsprint prices fell in most other markets
- Costs increased for recovered paper and to some extent for wood pulp
- Measured against the 2005 base year, the turnaround programme yielded an effect of about NOK 200 million in the first quarter of 2007

Key group figures - IFRS:

	Q1/07	Q4/06	Q1/06	2006
Operating revenues NOK mill	6 726	7 704	7 144	28 812
Gross op earnings NOK mill	792	1 296	1 039	3 932
Gross operating margin %	11.8	16.8	14.5	13.6
Net op earnings/(loss) NOK mill	57	567	172	(2 527)
Net operating margin %	0.8	7.4	2.4	(8.8)
Pre-tax earnings/(loss) NOK mill	(135)	318	194	(3 480)
Net earnings/(loss) NOK mill	(94)	245	213	(2 809)
Earnings per share NOK	(0.50)	1.30	1.13	(14.84)
Cash flow NOK mill	607	673	251	2 763
Cash flow per share NOK	3.21	3.56	1.35	14.60
Return on capital employed %	4.6	6.2	1.6	3.7
Deliveries 1 000 t	1 427	1 589	1 481	6 106
Production 1 000 t	1 504	1 520	1 503	6 087

Operating earnings before IFRS-related value changes, provisions, impairment charges and other special items:

	Q1/07	Q4/06	Q1/06	2006
Gross operating earnings (EBITDA)	1 175	1 267	1 034	4 704
Net operating earnings (EBIT)	440	538	167	1 478

Profit and loss account

The first quarter result is unsatisfactory. Price rises implemented for newsprint in Europe were offset by unfavourable price developments in other markets, cost increases and negative currency developments. Nevertheless, fiscal effects achieved from the turnaround programme offset the cost increases to a large extent.

Special items included in unadjusted operating earnings under IFRS for the first quarter is a cost of NOK 383 million, which consists in its entirety of a change in the value of embedded derivatives in Norske Skog's long-term electricity contracts. The amount has not been included in the results of the individual segments and has no cash effect. A specification of this and other types of special items is included elsewhere in this quarterly report.

Comparison between Q1 07 and Q4 06

The comparable gross operating earnings (before IFRS-related value adjustments and other special items, provisions and impairment charges) was NOK 92 million lower in the first quarter of 2007 than in the fourth quarter of 2006. The average product price measured in NOK declined slightly as a result of price pressure in most markets except for newsprint in Europe, and of a somewhat stronger Norwegian krone. This had a negative effect of about NOK 80 million on the result. The cost of recovered paper and wood pulp increased by 6-7%, but this has largely been offset by positive effects from the turnaround programme.

Comparison between Q1 07 and Q1 06

The comparable gross operating profit was NOK 141 million higher than in the first quarter of 2006. Overall, prices measured in NOK were roughly the same in the two

quarters. Costs were significantly lower as a result of a restructuring of the mill portfolio, the turnaround programme and the restructuring in Australasia last year. Gross operating earnings were somewhat higher for the Europe newsprint, Asia and Australasia segments and somewhat weaker for Europe magazine paper and South America.

Norske Skog changed its estimates for the remaining useful life of its facilities as from the fourth quarter of 2006. As a result, depreciation in the first quarter of 2007 was NOK 132 million lower than in the same period of last year.

Financial items (NOK mill)

	Q1/07	Q4/06	Q1/06	2006
Net interest paid	(258)	(254)	(254)	(982)
Interest hedging	2	14	30	7
Gains/losses currency	83	98	86	(17)
Other financial items	(31)	(107)	(23)	(163)
Total financial items	(205)	(249)	(161)	(1 155)

The reduction in financial items from the fourth quarter of 2006 largely reflects a one-off item of NOK 84 million under other financial items last year. The gain on currency hedging results from the Norwegian krone at 31 March 2007 being stronger against most other currencies compared with the level of exchange rates at 31 December 2006.

Associated companies

The amount of NOK 13 million for the first quarter relates almost wholly to Norske Skog's share of net earnings after tax at Malaysian Newsprint Industries. An income of NOK 146 million was included in the first quarter of 2006, which was the proportion of group equity deriving from conversion differences in the former associated company Catalyst Paper.

Net loss

The net loss after tax and minority interests for the first quarter was NOK 94 million. When the change in value of embedded derivatives in electricity contracts is excluded, net earnings were about NOK 180 million.

Cash flow

Cash flow from operations was NOK 607 million for the first quarter. As in previous years, this period saw a significant build-up in the inventory of finished products. Cash flow nevertheless remained almost on a par with the fourth quarter of 2006, since that quarter included several items with a negative effect on cash flow. Low cash flow in the first quarter of 2006 was due to a negative one-off effect on current interest-free debt in Asia.

Balance sheet

Total assets at 31 March 2007 were NOK 44.5 billion, a reduction of almost NOK 700 million from 31 December. The reduction relates almost exclusively to the fact that depreciation was higher than capitalised investments, and that the Norwegian krone was stronger at 31 March 2007 than at 31 December. This currency effect reduced the value of the facilities outside of Norway. Capitalised investments were NOK 199 million in the first quarter of 2007.

During the quarter, Norske Skog took out a new bond loan of just over NOK 1 billion in the Norwegian market. This has a maturity of five years and will be used to refinance debts falling due in 2007.

Net interest-bearing debt was NOK 16.6 billion at 31 March 2007, a reduction of NOK 700 million from 31 December. The change appears as NOK 400 million in cash flow after investments and NOK 300 million of currency changes to the debt. The average maturity of the long-term debt was 5.3 years at 31 March 2007, and available liquidity – including unused lines of credit – was NOK 6.8 billion. Gearing (net interest-bearing debt/equity) was 0.93 at 31 March, but will increase to pro forma 0.98 after the dividend is paid at the end of April.

In April, Moody's rating agency changed Norske Skog's outlook to "Negative" from "Stable". According to a press release from Moody's, this change reflected the fact that price and cost developments has so far not resulted in the profit improvements required by the agency. The actual rating for Norske Skog's long-term debt remains at "Ba1".

The annual general meeting on 12 April approved the payment of NOK 5.50 per share as dividend. The dividend amounted to just over NOK 1 billion and was paid on 26 April.

Changes to the board and corporate assembly

Following elections during the corporate assembly meeting on 12 April, Kim Wahl has become the new chair of Norske Skog in succession to Lars Wilhelm Grøholt, who had announced that he would not stand for re-election. Kari Broberg replaced Annette Brodin Rampe as a shareholder-elected director. Helge Evju is the new chair of the corporate assembly in succession to Idar Kreutzer.

Plan to improve earnings

The plan aims to achieve an increase of NOK 3 billion in gross operating earnings for the Norske Skog group by the end of 2008, compared with the 2005 level and 2005 market and cost conditions. All other things being equal, this should result in an 11% return on capital employed. Roughly speaking, the plan contains the following main elements:

- Cost reductions based on a restructuring of the mill portfolio. The measures were mainly implemented during 2006.
- Demanning, with a target reduction of 1 000 employees, in addition to about 600 employees who have left as a result of completed shut-downs. The reduction in staffing at head office and the regional offices has been carried out, and the process is under implementation in the various business units for completion during 2008.
- Measures to improve productivity and cost reductions in purchasing, energy optimisation, sales and logistics. Implementation of this part of the programme has been delegated to the individual business unit, with the corporate management coordinating their efforts. All business units have undertaken to set improvement targets. Measures were originally identified in more than 40 areas, but a number of proposals for improvement have been put forward as the process has developed. There are accordingly about 150 initiatives at present. To the extent that improvement measures require investments, this will fall within the framework of normal capital spending by the group.

A realised earnings improvement of NOK 400 million was achieved under the programme in 2006. This amount derived mainly from restructuring the mill and machine portfolio. The estimated effect of the programme in the first quarter of 2007 is about NOK 200 million measured against the base year of 2005. The targeted improvement is NOK 750 million per quarter at the end of 2008 (NOK 3 billion on an annual basis).

A team of experts established in the productivity area during 2006 carried out a design study at Norske Skog Jeonju followed by a pilot project at Norske Skog Golbey, with good results. Similar expert teams are currently working at Norske Skog Skogn and Norske Skog Albury, and will cover all the business units in the group by the end of 2008.

Health and safety

The H-1 value (frequency of losses per million working hours was) 1.6 in the 12-month period from 1 April 2006 to 31 March 2007. Four of the mills had no lost-time injuries during the period. Norske Skog has generally experienced low injury figures, but some increase has been seen over the past half-year. Great attention is being devoted to bringing the H-1 value down to earlier levels.

Performance-based remuneration

The annual general meeting of Norske Skog adopted the board's proposal for a new long-term incentive scheme for the corporate management. The principle of the new scheme is that the chief executive and other members of the corporate management will receive a payment if the return from Norske Skog's shares is in the top half of a defined group of listed paper manufacturers, which includes Norske Skog. Any payments will increase in steps from 30% and reach 100% if Norske Skog is in the best quartile. An additional requirement is that Norske Skog must show a positive return in the calculation period.

Development is measured over three-year periods, with a new period starting each year. The first period runs from the first quarter of 2007 to the first quarter of 2010.

The maximum annual payment will be the value of 35 000 shares before tax for the chief executive and 17 500 shares before tax for other members of the corporate management. An upper limit is also set, with the maximum payment in any given year being limited to 1.25 times the annual salary. At least 50% of the bonus paid from this programme must be used to acquire shares, which are held until the total shareholding equals gross annual salary.

Under the previous incentive programme, the corporate management received synthetic options in 2006 and previous years. These options will remain unchanged until they fall due, in accordance with existing agreements.

Demerging properties

The annual general meeting of Norske Skog adopted the recommendations from the board and the corporate assembly to demerge properties in Norway not related to operations, to a wholly owned subgroup. The group balance sheet will not be affected by the transaction. The most important properties are Klosterøya in Skien, the head office with surrounding land in Bærum, and a residential and agricultural area in Trondheim.

For legal reasons, Norske Skog cannot hold its own shares at the demerger date, which is expected to be towards the end of the second quarter. The holding of the company's own shares will accordingly be sold in advance, on condition that an equal number of shares are repurchased after the transaction has been carried out.

Share developments

The foreign shareholding at 31 March 2007 was 67%, roughly on a par with 31 December. Sixty-eight million shares were traded in the first quarter of 2007, giving a turnover rate of 1.4 on an annual basis.

A total of 784 employees participated in this year's share sale to employees, buying 187 295 shares. Employees at the mills in Korea and Thailand took part for the first time. The number of both purchased shares and participating employees was on a par with last year. Following the sale, the company held 444 436 of its own shares.

Operations and market

Total deliveries from Norske Skog's mills in the first quarter were about 10% lower than in the fourth quarter of 2006. This was primarily a seasonal reduction. Deliveries declined by 3.5% from the first quarter of 2006. In this time horizon, markets were affected by increased deliveries from Canada to Europe and reduced European exports. Total production from Norske Skog's mills in the first quarter did not differ significantly from the four quarters of 2006.

Europe – newsprint

Key figures:

	Q1/07	Q4/06	Q1/06	2006
Operating income NOK mill	2 190	2 446	2 272	9 072
Gross operating earnings NOK mill	446	466	421	1 742
Net operating earnings NOK mill	266	244	148	768
Gross operating margin %	20.4	19.1	18.5	19.2
Deliveries 1 000 t	497	567	550	2 176
Production 1 000 t	536	537	556	2 151
Production/capacity %	97	99	96	97

Average prices achieved in the segment were somewhat higher than in the previous quarter, but the price increase in local currency was offset by a stronger NOK. Costs increased, primarily for recovered paper. The quarterly result was negatively affected by a contribution margin recognised in the balance sheet for the seasonal increase in inventory, while this had the opposite effect in the fourth quarter of 2006.

The European newsprint market is still good, with demand in the first quarter almost in line with last year. Prices measured in local currencies were almost 5% higher than in 2006. However, the market balance was weakened by larger imports of newsprint from Canada and less scope for export tonnage to Asia.

Europe – magazine paper
Key figures:

	Q1/07	Q4/06	Q1/06	2006
Operating income NOK mill	1 624	1 855	1 674	6 748
Gross operating earnings NOK mill	149	226	254	933
Net operating earnings NOK mill	(10)	80	86	282
Gross operating margin %	9.2	12.2	15.2	13.8
Deliveries 1 000 t	304	338	310	1 247
Production 1 000 t	308	328	324	1 279
Production/capacity %	89	96	95	93

Results for this segment were very weak, reflecting lower prices, cost increases and reduced production in connection with a rebuilding shut at Norske Skog Saugbrugs.

European demand for magazine paper was 4% higher in the first quarter than in the same period of 2006. Despite this, prices fell by 2-3% owing to aggressive pricing in several markets.

Asia
Key figures:

	Q1/07	Q4/06	Q1/06	2006
Operating income NOK mill	1 381	1 577	1 538	6 096
Gross operating earnings NOK mill	301	290	242	997
Net operating earnings NOK mill	137	110	50	252
Gross operating margin %	21.8	18.4	15.7	16.4
Deliveries 1 000 t	364	397	364	1 562
Production 1 000 t	389	376	370	1 553
Production/capacity %	97	94	83	89

The Asian segment improved earnings and margins from last year, mainly as a result of higher production volumes and cost reductions after closing down two machines at Norske Skog Jeonju, in addition to other effects achieved in the turnaround programme.

Asian demand is still growing strongly, rising by 11% in China and 2% in Korea during January-February. For the region as a whole, demand rose by about 2.5%. Price levels in Korea and China are stable, but have fallen in most other markets.

Australasia
Key figures:

	Q1/07	Q4/06	Q1/06	2006
Operating income NOK mill	969	1 048	887	3 897
Gross operating earnings NOK mill	277	246	66	719
Net operating earnings NOK mill	102	88	(105)	68
Gross operating margin %	28.6	23.5	7.4	18.5
Deliveries 1 000 t	194	211	187	827
Production 1 000 t	198	203	181	798
Production/capacity %	90	90	80	89

The Australasian segment showed good earnings in the first quarter. When comparing with the first quarter of 2006, account must be taken of the fact that Norske Skog Albury had a rebuilding shut in that quarter, and also that energy costs in New Zealand were very high.

Newsprint demand was somewhat higher in the region during January-February compared with the same period of 2006. Prices increased in New Zealand from 1 January, but a risk of falling prices exists in Australia for the second half of the year because of the price formula employed.

Drought problems in Australia mean that production restrictions at Norsk Skog Albury cannot be excluded. It is too early to estimate their scope, which will depend on rainfall volumes being normal for this time of the year. If a production shut-down proves necessary, the company will meet customer requirements with deliveries from Norske Skog's other mills globally.

South America

Key figures:

	Q1/07	Q4/06	Q1/06	2006
Operating income NOK mill	312	375	339	1 399
Gross operating earnings NOK mill	70	180	89	469
Net operating earnings NOK mill	26	131	42	289
Gross operating margin %	22.4	48.0	26.3	33.5
Deliveries 1 000 t	68	76	70	294
Production 1 000 t	73	76	72	297
Production/capacity %	94	98	93	96

When comparing with last year, account must be taken of the fact that the fourth quarter included NOK 60 million recognised as income from a previous provision for electricity grid charges at Pisa. Corrected for this, the gross operating margin was 32% in the fourth quarter and 29.2% for the whole of 2006. Even when excluding these factors, earnings in the first quarter were weaker than in the fourth quarter of 2006. The main reasons were lower sales prices, which have been influenced by the market balance in North America.

Lysaker, 3 May 2007

The board of directors of Norske Skogindustrier ASA

NORSKE SKOG GROUP ACCOUNTS

Profit and loss account

NOK Million	Jan - Mar 07	Jan - Mar 06	2006
Operating revenue	**6 726**	**7 144**	**28 812**
Distribution costs	(592)	(648)	(2 521)
Cost of materials	(3 872)	(4 000)	(15 498)
Change in inventory	306	95	(102)
Employee benefit expenses	(919)	(1 012)	(3 800)
Other operating expenses	(474)	(545)	(2 187)
Restructuring expenses	-	-	(484)
Other gains and losses	(383)	5	(288)
Gross operating earnings	**792**	**1 039**	**3 932**
Depreciation and amortisation	(735)	(867)	(3 226)
Impairments	-	-	(3 233)
Operating earnings	**57**	**172**	**(2 527)**
Share of profit in associated companies	13	183	202
Financial items	(205)	(161)	(1 155)
Profit before tax	**(135)**	**194**	**(3 480)**
Income tax expense	36	12	463
Net profit	**(99)**	**206**	**(3 017)**
Attributable to minority interests	(5)	(7)	(208)
Attributable to equity holders of the company	**(94)**	**213**	**(2 809)**
Earnings per share	(0.50)	1.13	(14.84)

Balance sheet

NOK Million	31.03.07	31.03.06	31.12.06
ASSETS			
Deferred tax asset	221	293	216
Other intangible assets	3 046	4 845	3 056
Property, plant and equipment	32 489	34 545	33 547
Investments in associated companies	343	314	333
Other non-current assets	420	508	425
Total non-current assets	**36 519**	**40 505**	**37 577**
Inventory	2 970	2 894	2 688
Receivables	3 918	4 235	3 999
Cash and cash equivalents	537	399	397
Other current assets	596	1 320	569
Total current assets	**8 021**	**8 848**	**7 653**
Total assets	**44 540**	**49 353**	**45 230**
Shareholders' equity and liabilities			
Paid-in equity	12 309	12 309	12 309
Retained earnings	5 583	9 254	5 791
Minority interests	432	690	450
Total equity	**18 324**	**22 253**	**18 550**
Pension obligations	537	443	530
Deferred tax	1 619	2 626	1 804
Interest-bearing non-current liabilities	14 552	17 771	14 712
Other non-current liabilities	1 772	768	1 756
Total non-current liabilities	**18 480**	**21 608**	**18 802**
Interest-bearing current liabilities	2 683	865	3 114
Trade and other receivables	3 832	3 854	3 833
Tax payable	159	155	123
Other current liabilities	1 062	618	808
Total current liabilities	**7 736**	**5 492**	**7 878**
Total liabilities	**26 216**	**27 100**	**26 680**
Total equity and liabilities	**44 540**	**49 353**	**45 230**

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by segment

Operating revenue

NOK million	Jan - Mar 07	Jan - Mar 06	2006
Europe			
Newsprint	2 190	2 272	9 072
Magazine paper	1 624	1 674	6 748
Total Europe	**3 814**	**3 946**	**15 820**
Asia			
Newsprint	1 381	1 538	6 096
Australasia			
Newsprint	969	887	3 897
South America			
Newsprint	312	339	1 399
Other items			
Other industry in Norway	2	107	110
Other revenues	394	432	1 943
Staff/eliminations	(146)	(105)	(453)
Total other items	**250**	**434**	**1 600**
Total group	**6 726**	**7 144**	**28 812**

Gross operating earnings

NOK million	Jan - Mar 07	Jan - Mar 06	2006
Europe			
Newsprint	446	421	1 742
Magazine paper	149	254	933
Total Europe	**595**	**675**	**2 675**
Asia			
Newsprint	301	242	997
Australasia			
Newsprint	277	66	719
South America			
Newsprint	70	89	469
Other items			
Other industry in Norway	-	11	11
Staff/eliminations	(68)	(49)	(167)
Other gains and losses	(383)	5	(288)
Restructuring expenses	-	-	(484)
Total other items	**(451)**	**(33)**	**(928)**
Total group	**792**	**1 039**	**3 932**

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by segment

Operating earnings

NOK million	Jan - Mar 07	Jan - Mar 06	2006
Europe			
Newsprint	266	148	768
Magazine paper	(10)	86	282
Total Europe	**256**	**234**	**1 050**
Asia			
Newsprint	137	50	252
Australasia			
Newsprint	102	(105)	68
South America			
Newsprint	26	42	289
Other items			
Other industry in Norway	-	6	6
Staff/eliminations	(81)	(60)	(187)
Other gains and losses	(383)	5	(288)
Restructuring expenses	-	-	(484)
Impairments	-	-	(3 233)
Total other items	**(464)**	**(49)**	**(4 186)**
Total group	**57**	**172**	**(2 527)**

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by segment

Production

(1,000 tons)	Jan - Mar 07	Jan - Mar 06	2006
Europe			
Newsprint	536	556	2 151
Magazine paper	308	324	1 279
Total Europe	**844**	**880**	**3 430**
Asia			
Newsprint	389	370	1 553
Australasia			
Newsprint	198	181	798
South America			
Newsprint	73	72	297
Total newsprint	**1 196**	**1 179**	**4 799**
Total magazine paper	**308**	**324**	**1 279**
Total publication paper	**1 504**	**1 503**	**6 078**

Deliveries

(1,000 tons)	Jan - Mar 07	Jan - Mar 06	2006
Europe			
Newsprint	497	550	2 176
Magazine paper	304	310	1 247
Total Europe	**801**	**860**	**3 423**
Asia			
Newsprint	364	364	1 562
Australasia			
Newsprint	194	187	827
South America			
Newsprint	68	70	294
Total newsprint	**1 123**	**1 171**	**4 859**
Total magazine paper	**304**	**310**	**1 247**
Total publication paper	**1 427**	**1 481**	**6 106**

NORSKE SKOG GROUP ACCOUNTS

Quarterly comparisons group

NOK million	1Q07	4Q06	3Q06	2Q06	1Q06	4Q05	3Q05	2Q05	1Q05
Operating revenue	6 726	7 704	7 192	6 772	7 144	7 107	6 425	6 433	5 761
Restructuring expenses	-	(45)	(376)	(63)	-	(270)	-	-	-
Gross operating earnings	792	1 296	765	832	1 039	813	1 059	1 062	1 016
Depreciation and amortisation	(735)	(729)	(827)	(803)	(867)	(828)	(740)	(748)	(756)
Impairments	-	-	(3 190)	(43)	-	(179)	-	(58)	(11)
Operating earnings	57	567	(3 252)	(14)	172	(194)	319	256	249
Profit before tax	(135)	318	(3 779)	(213)	194	(1 127)	177	31	(85)
Attributable to equity holders of the company	(94)	245	(3 087)	(180)	213	(997)	193	(8)	(42)

Quarterly comparison segments

NOK million	1Q07	4Q06	3Q06	2Q06	1Q06	4Q05	3Q05	2Q05	1Q05
Operating revenue									
Europe	3 814	4 301	3 907	3 666	3 946	3 962	3 990	3 924	3 602
Asia	1 381	1 577	1 572	1 409	1 538	1 107	658	636	531
Australasia	969	1 048	989	973	887	1 019	1 028	1 056	919
South America	312	375	364	321	339	339	320	300	271
Other activities	396	504	475	535	539	780	505	597	544
Staff/eliminations	(146)	(101)	(115)	(132)	(105)	(100)	(76)	(80)	(136)
Total operating revenue	6 726	7 704	7 192	6 772	7 144	7 107	6 425	6 433	5 761
Gross operating earnings									
Europe	595	692	742	566	675	529	663	579	639
Asia	301	290	197	268	242	170	119	132	101
Australasia	277	246	240	167	66	164	215	196	229
South America	70	180	108	92	89	43	77	74	75
Other activities	-	-	-	-	11	25	12	12	16
Staff/eliminations	(68)	(81)	(40)	(12)	(49)	(56)	(15)	(23)	(20)
Other gains and losses	(383)	14	(106)	(186)	5	208	(12)	92	(24)
Restructuring expenses	-	(45)	(376)	(63)	-	(270)	-	-	-
Total gross operating earnings	792	1 296	765	832	1 039	813	1 059	1 062	1 016
Operating earnings									
Europe	256	324	329	163	234	130	241	148	201
Asia	137	110	9	83	50	23	43	56	27
Australasia	102	88	73	12	(105)	(39)	39	22	48
South America	26	131	68	48	42	(5)	29	26	29
Other activities	-	-	-	-	6	17	4	4	8
Staff/eliminations	(81)	(55)	(59)	(28)	(60)	(79)	(25)	(34)	(29)
Other gains and losses	(383)	14	(106)	(186)	5	208	(12)	92	(24)
Restructuring expenses	-	(45)	(376)	(63)	-	(270)	-	-	-
Impairments	-	-	(3 190)	(43)	-	(179)	-	(58)	(11)
Total operating earnings	57	567	(3 252)	(14)	172	(194)	319	256	249

NORSKE SKOG GROUP ACCOUNTS

Financial key figures

	Definitions:	Jan - Mar 07	Jan - Mar 06	2006
Net operating margin	1	0.8	2.4	(8.8)
Gross operating margin	2	11.8	14.5	13.6
Return on capital employed		4.6	1.6	3.7
Equity ratio %	3	41.1	45.1	41.0
Equity ratio excl. minority interests %	4	40.2	43.7	40.0
Net interest bearing debt	5,8	16 605	17 515	17 320
Net interest-bearing debt/equity	5,8	0.91	0.79	0.93
Net interest-bearing debt/equity excl. minority interests	5,8	0.93	0.81	0.96
Earnings per share after taxes	6	(0.50)	1.13	(14.84)
Cash flow per share after taxes	7	3.21	1.35	14.60

Definitions:

1 : Net operating margin = operating earnings / operating revenue

2 : Gross operating margin = gross operating earnings / operating revenue

3 : Equity ratio = shareholders' equity / total assets

4 : Equity ratio excl. minority interests = (shareholders' equity - minority interests) / total assets

5 : Net interest bearing debt = Interest bearing debt - cash and cash equivalents - current investments - interest rate swaps fair value hedge

6 : Earnings per share after taxes = net earnings / average number of shares

7 : Cash flow per share after taxes = net cash flow from operating activities / average number of shares

8 : Fair value hedge = a hedge of the exposure to changes in fair value of a recognised asset or liability that is attributable to a particular risk and could affect profit or loss.

Cash flow statement

NOK million	Jan - Mar 07	Jan - Mar 06	2006
Cash flow from operating activities			
Cash generated from operations	6 727	7 096	28 905
Cash used in operations	(5 896)	(6 575)	(24 608)
Cash from net financial items	(247)	(231)	(1 365)
Taxes paid	23	(39)	(169)
Net cash flow from operating activities	**607**	**251**	**2 763**
Cash flow from investing activities			
Investments in operational fixed assets	(199)	(333)	(1 722)
Sales of operational fixed assets	1	-	11
Net cash from sold shares in other companies	-	1 213	1 213
Net cash flow from investing activities	**(198)**	**880**	**(498)**
Cash flow from financing activities			
Net change in long-term liabilities	(18)	(1 004)	(3 977)
Net change in current liabilities	(282)	68	2 343
Dividend paid [1]	-	-	(1 046)
Net cash flow from financing activities	**(300)**	**(936)**	**(2 680)**
Translation difference	(2)	4	(1)
Total change in liquid assets	**107**	**199**	**(416)**

[1] The amounts include dividend paid to minority shareholders in PanAsia.

NORSKE SKOG GROUP ACCOUNTS

Special items

The table below shows special items which have influenced net earnings over the past five quarters.

NOK million	1/07	4/06	3/06	2/06	1/06
Restructuring provision (op earnings)	-	(45)	(376)	(63)	-
Accrual for bad debt (op earnings)	-	-	(75)	-	-
Impairments (op earnings)	-	-	(3 190)	(43)	-
Translation effects on accounts receivable and payable (op earnings)	(12)	(36)	30	(33)	(21)
Change in market value of interest rate derivatives (financial items)	2	14	(17)	11	30
Currency hedging gain/(loss) (financial items)	81	30	(232)	47	44

Change in equity

	Share capital	Other paid-in equity	Retained earnings	Total
Total equity excluding minority interests 1 January 2007	12 309	785	5 006	18 100
Currency translation adjustments and other	-	-	(114)	(114)
Share issues	-	-	-	-
Change in holding of own shares	-	-	-	-
Dividend paid	-	-	-	-
Net profit for the period	-	-	(94)	(94)
Total equity excluding minority interests 31 March 2007	**12 309**	**785**	**4 798**	**17 892**

Accounting principles
The interim financial statements for the first quarter of 2007 are presented in accordance with IAS 34. The interim financial statements, including comparative figures, are based on today's IFRS standards and interpretations.

The accounting principles applied in these interim financial statements are the same as those applied in the financial statements at 31 December 2006 and for the year ending at that date.

Accounting estimates, judgements and assumptions
The group prepares estimates and makes judgements and assumptions about the future. Accounting estimates derived from these will by definition seldom accord fully with the final outcome.

Estimates and the underlying assumptions are reviewed on an ongoing basis. The effects of changes in accounting estimates are recognised in the period in which the estimates are revised. If the change in estimates also has an effect on future periods, these effects are recognised in the period in which the estimates are revised and in the future periods in which the changes in estimates have an effect.

The same judgements and assumptions have been made when applying accounting policies and preparing estimates in preparing these interim financial statements as when preparing the financial statements at 31 December 2006 and for the year ending at that date.

NORSKE SKOG GROUP ACCOUNTS

Gross and net operating earnings

These tables show gross and net operating earnings under IFRS, adjusted for impairments, changes in the value of power contracts, and restructuring costs (- equals gain, + equals loss).

NOK Million	Jan-Mar 07	Okt - Des 06	Jan-Mar 06	2006
Gross operating earnings, IFRS	**792**	**1 296**	**1 039**	**3 932**
Reversals:				
Reversal of prov. for energy cost S.America	-	-60	-	-60
Other gains and losses	+383	-14	-5	+273
Restructuring expenses	-	+45	-	+484
Accrual for bad debt	-	-	-	+75
Gross op earnings, adjusted	**1 175**	**1 267**	**1 034**	**4 704**
Gross op margin, adjusted %	17.5	16.4	14.5	16.3

NOK Million	Jan-Mar 07	Okt - Des 06	Jan-Mar 06	2006
Net operating earnings, IFRS	**57**	**567**	**172**	**-2 527**
Reversals:				
Reversal of prov. for energy cost S.America	-	-60	-	-60
Other gains and losses	+383	-14	-5	+273
Restructuring expenses	-	+45	-	+484
Accrual for bad debt		-	-	+75
Impairments	-	-	-	+3 233
Net op earnings, adjusted	**440**	**538**	**167**	**1 478**
Net op margins, adjusted %	6.5	7.0	2.3	5.1

Norske Skog **Press Release**

Norske Skog, first quarter 2007

Turnaround yields results

Input factors for newsprint and magazine paper production became more expensive in the first quarter of 2007, when Norske Skog paid 6-7 per cent more for recovered paper and pulpwood. At the same time, the company noted that its turnaround programme had a positive effect of roughly NOK 200 million on results for the period.

"The whole organisation is making a major effort to implement our extensive turnaround," says chief executive Christian Rynning-Tønnesen. "That's allowing us to respond to higher costs and a market which remains demanding."

Gross operating earnings before special items for the period totalled NOK 1 175 million, compared with NOK 1 267 million for the fourth quarter of 2006. Net operating earnings were NOK 440 million, compared with NOK 538 million in the previous three-month period. Compared with the first quarter of 2006, gross operating earnings rose by NOK 141 million. Fixed costs were substantially lower as a result of the restructuring of the mill portfolio, the turnaround and last year's rebuilds in Australasia.

Demand is expected to develop relatively well for the rest of the year, with the exception of the North American market.

The newsprint market in Europe remains good, with demand on a par with 2006. A significant slump in demand for newsprint in North America and overcapacity in China are affecting the European market through increased imports of newsprint from Canada and less scope for exports to Asia.

The full report for the first quarter can be accessed at www.norskeskog.com.

Oxenøen, 4 May 2007

Norske Skog
Corporate communications

Further information from:

Media:
Vice president corporate communications
Tom Bratlie

Tel: +47 67 59 93 34 or +47 90 52 19 04

Financial market:
Vice president investor relations
Jarle Langfjæran

Tel: +47 67 59 93 38 or +47 90 97 84 34

RECEIVED

2007 MAY 15 A 11:23

Norske Skog - Q1 2007

Financial figures & market update

Norske Skog

P&L – Key figures Q1 2007

		Q1 2007	Q4 2006	Q1 2006
Revenue	NOK	6 726	7 704	7 144
EBITDA, adjusted[1]	NOK	1 175	1 267	1 034
EBIT, adjusted[1]	NOK	440	538	167
EBITDA, IFRS	NOK	792	1 296	1 039
EBIT, IFRS	NOK	57	567	172
Net earnings/(loss)[2]	NOK	-135	318	194
EPS		-0,50	1,30	1,13
EBITDA margin, adjusted[1]	%	17,47	16,45	15,37
EBIT margin, adjusted[1]	%	6,54	6,98	2,34

1) The table show EBITDA/EBIT adjusted for changes in the value of power contracts, reversal of provision for energy cost in South America and restructuring cost
2) Net earnings before minorities

2

Norske Skog

Balance sheet & Cash flow – Key figures Q1 2007

		Q1 2007	Q4 2006	Q1 2006
Net CF from operating activities	NOK	607	673	251
Investments	NOK	-199	-589	-333
CFPS	NOK	3,21	3,56	1,35
Total assets	NOK	44 540	45 230	49 353
Net interest-bearing debt	NOK	16 605	17 320	17 515
Gearing		0,93	0,96	0,81
ROCE, adjusted	%	4,59	3,70	1,55

3

Norske Skog

P&L account Q1 2007 vs Q4 2006

(NOK mill.)	Q1 2007	Q4 2006	*Change*
Operating revenue	6 726	7 704	*(978)*
Distribution costs	(592)	(630)	*38*
Cost of materials	(3 872)	(3 931)	*59*
Changes in inventory	306	(277)	*583*
Employee benefit expenses	(919)	(878)	*(41)*
Other operating expenses	(474)	(646)	*172*
Restructuring expenses	-	(45)	*45*
Other gains and losses	(383)	(1)	*(382)*
Gross operating earnings	792	1 296	*(504)*
Depreciation and amortisation	(735)	(729)	*(6)*
Impairments	-	-	-
Operating earnings	57	567	*(510)*
Share of profit in associated companies	13	-	*13*
Financial items	(205)	(249)	*44*
Profit before tax	(135)	318	*(453)*
Income tax expense	36	(109)	*145*
Net profit	(99)	209	*(308)*
Attributable to minority interests	(5)	(36)	*31*
Attributable to equity holders of the Company	(94)	245	*(339)*

4

Norske Skog

P&L account Q1 2007 vs Q1 2006

(NOK mill.)	Q1 2007	Q1 2006	Change
Operating revenue	6 726	7 144	*(418)*
Distribution costs	(592)	(648)	*56*
Cost of materials	(3 872)	(4 000)	*128*
Changes in inventory	306	95	*211*
Employee benefit expenses	(919)	(1 012)	*93*
Other operating expenses	(474)	(545)	*71*
Restructuring expenses	-	-	-
Other gains and losses	(383)	5	*(388)*
Gross operating earnings	792	1 039	*(247)*
Depreciation and amortisation	(735)	(867)	*132*
Impairments	-	-	-
Operating earnings	57	172	*(115)*
Share of profit in associated companies	13	183	*(170)*
Financial items	(205)	(161)	*(44)*
Profit before tax	(135)	194	*(329)*
Income tax expense	36	12	*24*
Net profit	(99)	206	*(305)*
Attributable to minority interests	(5)	(7)	2
Attributable to equity holders of the Company	(94)	213	*(307)*

5

Norske Skog

EBITDA Adjusted

NOK mill	Q1 2007	Q4 2006	Q1 2006	2006
EBITDA IFRS	792	1 296	1 039	3 932
Reversals:				
Provision energy costs South America	-	-60	-	-60
Other gains and losses	+383	-14	- 5	+273
Restructuring costs	-	+45	-	+484
Accrual for bad debt	-	-	-	+75
EBITDA, adjusted	1 175	1 267	1 034	4 704
EBITDA margin, adjusted	17,5 %	16,4 %	14,5 %	16,3 %

6

Norske Skog

EBIT Adjusted

NOK mill	Q1 2007	Q4 2006	Q1 2006	2006
EBIT IFRS	57	567	172	-2 527
Reversals:				
Provision energy costs South America	-	-60	-	-60
Other gains and losses	+383	-14	-5	+273
Restructuring costs	-	+45	-	+484
Accrual for bad debt	-	-	-	+75
Impairments	-	-	-	+3 233
EBIT, adjusted	440	538	167	1 403
EBIT margin, adjusted	6,5 %	7,0 %	2,3 %	5,1 %

Adjusted EBITDA / EBIT per quarter


1 040
284
970
222
1 071
331
925
97
1 034
167
1 081
278
1 267
538
1 175
440
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007
EBITDA (NOK mill.)
EBIT (NOK mill.)

EBITDA margins per segment
Q1 2007 vs Q4 2006



20,4 %
19,1 %
9,2 %
12,2 %
21,8 %
18,4 %
28,6 %
23,5 %
22,4 %
32,0 %
19,2 %
18,5 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Publication paper
Q1 2007
Q4 2006

9

Norske Skog

EBIT margins per segment
Q1 2007 vs Q4 2006



12,1 %
10,0 %
-0,6 %
4,3 %
9,9 %
7,0 %
10,5 %
8,4 %
8,3 %
18,9 %
8,0 %
8,1 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Publication paper
Q1 2007
Q4 2006

10

Norske Skog

Adjusted EBITDA Margin 2001-2007



35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
29,1
26,2
24,7
24,9
19,5
19,6
21,3
19,3
20,0
17,6
18,8
16,8
16,8
15,8
18,1
15,1
16,7
13,0
14,5
16,0
18,4
16,4
17,5
25,0

EBITDA adjusted for changes in the value of power contracts and other special items

11

Norske Skog

Financial Items

(NOK mill.)	Q1 2007	4Q 2006	Q1 2006	2007	2006
Net interest costs (clean)	-258	-254	-254	-258	-982
Interest rate derivatives*	2	14	30	2	7
Currency gain/loss**	83	98	86	83	-17
Other financial items	-31	-107	-23	-31	-163
Total financial items	**-205**	**-249**	**-161**	**-205**	**-1 155**
Net interest-bearing debt	16 605	17 320	17 515	16 605	17 320
Average interest cost YTD	6,0 %	5,5 %	4,8 %	6,0 %	5,5 %

**Change in market value of interest rate derivatives not included in hedge accounting*

12

Norske Skog

NSI trade weighted currency index



NSG Fx Index (1/1/02=10
100
95
90
85
80
75
98,0
92,0
87,8
86,0
85,1
87,3
91,2
90,0
88,4
94,5
91,6
92,0
91,0
91,6
88,3
88,7
87,9
86,6
87,3
87,6
88,6
85,9
88,3
90,1
88,5
88,2
Q1 '02 Q2 '02 Q3 '02 Q4 '02 Q1 '03 Q2 '03 Q3 '03 Q4 '03 Q1 '04 Q2 '04 Q3 '04 Q4 '04 Q1 '05 Q2 '05 Q3 '05 Q4 '05 Q1 '06 Q2 '06 Q3 '06 Q4 '06 Q1 '07
Avg Qty Index
Avg 2002
Avg 2003
Avg 2004
Avg 2005
Avg 2006

Norske Skog

Balance Sheet

NOK million	31.03.2007	31.12.2006	*Change*
ASSETS			
Deferred tax asset	221	216	*5*
Other intangible assets	3 046	3 056	*-10*
Property, plant and equipment	32 489	33 547	*-1 058*
Investment in associated companies	343	333	*10*
Other non-current assets	420	425	*-5*
Total non-current assets	**36 519**	**37 577**	***-1 058***
Inventories	2 970	2 688	*282*
Receivables	3 918	3 999	*-81*
Cash and cash equivalents	537	397	*140*
Other current assets	596	569	*27*
Total current assets	**8 021**	**7 653**	***368***
TOTAL ASSETS	**44 540**	**45 230**	***-690***
Equity	12 309	12 309	*0*
Retained earnings	5 583	5 791	*-208*
Minority interests	432	450	*-18*
Equity incl. Minorities	**18 324**	**18 550**	***-226***
Pension obligations	537	530	*7*
Deferred tax	1 619	1 804	*-185*
Interest bearing non-current liabilities	14 552	14 712	*-160*
Other non-current liabilities	1 772	1 756	*16*
Total non-current liabilities	**18 480**	**18 802**	***-322***
Interest-bearing current liabilities	2 683	3 114	*-431*
Trade and other payables	3 832	3 833	*-1*
Tax payable	159	123	*36*
Other current liabilities	1 062	808	*254*
Total current liabilities	7 736	7 878	*-142*
Total liabilities	**26 216**	**26 680**	***-464***
TOTAL EQUITY AND LIABILITIES	**44 540**	**45 230**	***-690***
Net interest-bearing debt	**16 605**	**17 320**	***-715***

Norske Skog

Balance Sheet

NOK million	31.03.2007	31.03.2006	*Change*
ASSETS			
Deferred tax asset	221	293	*-72*
Other intangible assets	3 046	4 845	*-1 799*
Property, plant and equipment	32 489	34 545	*-2 056*
Investment in associated companies	343	314	*29*
Other non-current assets	420	508	*-88*
Total non-current assets	**36 519**	**40 505**	***-3 986***
Inventories	2 970	2 894	*76*
Receivables	3 918	4 235	*-317*
Cash and cash equivalents	537	399	*138*
Other current assets	596	1 320	*-724*
Total current assets	**8 021**	**8 848**	***-827***
TOTAL ASSETS	**44 540**	**49 353**	***-4 813***
Equity	12 309	12 309	*0*
Retained earnings	5 583	9 254	*-3 671*
Minority interests	432	690	*-258*
Equity incl. Minorities	**18 324**	**22 253**	***-3 929***
Pension obligations	537	443	*94*
Deferred tax	1 619	2 626	*-1 007*
Interest bearing non-current liabilities	14 552	17 771	*-3 219*
Other non-current liabilities	1 772	768	*1 004*
Total non-current liabilities	**18 480**	**21 608**	***-3 128***
Interest-bearing current liabilities	2 683	865	*1 818*
Trade and other payables	3 832	3 854	*-22*
Tax payable	159	155	*4*
Other current liabilities	1 062	618	*444*
Total current liabilities	7 736	5 492	*2 244*
Total liabilities	**26 216**	**27 100**	***-884***
TOTAL EQUITY AND LIABILITIES	**44 540**	**49 353**	***-4 813***
Net interest-bearing debt	**16 605**	**17 515**	***-910***

15

Norske Skog

Balance Sheet – Q1 Currency Effect

Gross Assets less non-interest bearing debt		Debt		Currency rate change
Distribution as of 31.03.2007:		Distribution as of 31.03.2007:		Q4-Q1:
NOK	23%	NOK	0%	
EUR	24%	EUR	49%	EUR -1,4%
AUD	12%	AUD	12%	AUD -0,2%
NZD	7%	NZD	0%	NZD -1,0%
USD	15%	USD	32%	USD -2,5%
KRW	18%	KRW	5%	KRW -3,0%
Other	1%	Other	2%	

Decrease in Q1: NOK -447 mill

Decrease in Q1: NOK -285 mill

Decreased equity: NOK 162 mill.

16

Norske Skog

Debt Maturity Schedule Q1 2007


DEBT MATURITY SCHEDULE
Norske Skog
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
NOK million
2635
392
1480
4641
3964
1379
1333
1219
2007
2008
2009
2010
2011
2012-14
2015
2033
YEAR

17

Norske Skog

Cash flow Q1 2007 vs Q4 2006

(NOK million)	Q1 2007	Q4 2006	*Change*
EBITDA incl. restr. costs	792	1 296	*(504)*
Adjustment of non-cash items in EBITDA[1)]	418	82	*336*
Change in Working Capital	(379)	(56)	*(323)*
Operational Cash Flow	**831**	**1 322**	***(491)***
Cash from net financial items	(247)	(593)	*346*
Taxes paid	23	(56)	*79*
Levered Operational Cash Flow	**607**	**673**	***(66)***
Purchase of shares in other companies	-	-	-
Investments (capex)	(199)	(589)	*390*
Sale of operational fixed assets	1	2	*(1)*
Other investments / divestments	-	-	-
Dividend paid	-	-	-
Free Cash Flow	**409**	**86**	***323***
New equity	-	-	-
FX and other non cash items on cash and debt	300	378	*(78)*
Change in net interest bearing debt	709	464	*245*

1) Unrealised gain/(loss) on energy hedging contracts

18

Norske Skog

Cash flow Q1 2007 vs Q1 2006

(NOK million)	Q1 2007	Q1 2006	Change
EBITDA incl. restr. costs	792	1 039	*(247)*
Adjustment of non-cash items in EBITDA [1]	418	-	*418*
Change in Working Capital	(379)	(518)	*139*
Operational Cash Flow	**831**	**521**	***310***
Cash from net financial items	(247)	(231)	*(16)*
Taxes paid	23	(39)	*62*
Levered Operational Cash Flow	**607**	**251**	***356***
Purchase of shares in other companies	-	-	-
Investments (capex)	(199)	(333)	*134*
Sale of operational fixed assets	1	-	*1*
Other investments / divestments	-	1 213	*(1 213)*
Dividend paid	-	-	-
Free Cash Flow	**409**	**1 131**	***(722)***
New equity	-	-	-
FX and other non cash items on cash and debt	300	417	*(117)*
Change in net interest bearing debt	**709**	**1 548**	***(839)***

1) Unrealised gain/(loss) on energy hedging contracts

19

Norske Skog

Segmented results

Norske Skog

Financial Summary - Segments

		Europe News	Europe Mag	Europe Tot	PanAsia	Australasia	South America
Revenue	Q1 06	2 272	1 674	3 946	1 538	887	339
	Q2 06	2 195	1 471	3 666	1 409	973	321
	Q3 06	2 159	1 748	3 907	1 572	989	364
	Q4 06	2 446	1 855	4 301	1 577	1 048	375
	Q1 07	2 190	1 624	3 814	1 381	969	312
EBITDA	Q1 06	421	254	675	242	66	89
	Q2 06	390	176	566	268	167	92
	Q3 06	465	277	742	197	240	108
	Q4 06	466	226	692	290	246	120
	Q1 07	446	149	595	301	277	70
EBIT	Q1 06	148	86	234	50	(105)	42
	Q2 06	153	10	163	83	12	48
	Q3 06	223	106	329	9	73	68
	Q4 06	244	80	324	110	86	71
	Q1 07	266	(10)	256	137	102	26
EBITDA %	Q1 06	18,5 %	15,2 %	17,1 %	15,7 %	7,4 %	26,3 %
	Q2 06	17,8 %	12,0 %	15,4 %	19,0 %	17,2 %	28,7 %
	Q3 06	21,5 %	15,8 %	19,0 %	12,5 %	24,3 %	29,7 %
	Q4 06	19,1 %	12,2 %	16,1 %	18,4 %	23,5 %	32,0 %
	Q1 07	20,4 %	9,2 %	15,6 %	21,8 %	28,6 %	22,4 %
EBIT %	Q1 06	6,5 %	5,1 %	5,9 %	3,3 %	-11,8 %	12,4 %
	Q2 06	7,0 %	0,7 %	4,4 %	5,9 %	1,2 %	15,0 %
	Q3 06	10,3 %	6,1 %	8,4 %	0,6 %	7,4 %	18,7 %
	Q4 06	10,0 %	4,3 %	7,5 %	7,0 %	8,4 %	18,9 %
	Q1 07	12,1 %	-0,6 %	6,7 %	9,9 %	10,5 %	8,3 %

Norske Skog

Operational Summary - Segment

		Europe News	Europe Mag	Europe Tot	PanAsia	Australasia	South America
Production (1000 tonnes)	Q1 06	556	324	880	370	181	72
	Q2 06	520	307	827	402	210	74
	Q3 06	538	320	858	405	204	75
	Q4 06	537	328	865	376	203	76
	Q1 07	536	308	844	389	198	73
Deliveries (1000 tonnes)	Q1 06	550	310	860	364	187	70
	Q2 06	551	281	832	395	220	73
	Q3 06	508	318	826	406	209	75
	Q4 06	567	338	905	397	211	76
	Q1 07	497	304	801	364	194	70
Production/ Capacity (%)	Q1 06	96 %	95 %	95 %	83 %	80 %	93 %
	Q2 06	96 %	90 %	93 %	90 %	93 %	95 %
	Q3 06	99 %	93 %	97 %	91 %	91 %	97 %
	Q4 06	99 %	96 %	98 %	84 %	90 %	98 %
	Q1 07	97 %	89 %	94 %	97 %	90 %	94 %
Deliveries/ Capacity (%)	Q1 06	95 %	91 %	93 %	81 %	83 %	90 %
	Q2 06	101 %	82 %	94 %	88 %	98 %	94 %
	Q3 06	93 %	93 %	93 %	91 %	93 %	97 %
	Q4 06	104 %	99 %	102 %	89 %	94 %	98 %
	Q1 07	90 %	88 %	89 %	90 %	89 %	90 %

Norske Skog

"CLEAN" EBITDA BY QUARTERS

	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006 [2]	Q4 2006	Q1 2007
Europe newsprint	337	309	421	390	465	466	446
Europe magazine	326	220	254	176	277	226	149
Europe total	**663**	**529**	**675**	**566**	**742**	**692**	**595**
Asia [1]	119	170	242	268	272	290	301
Australasia	215	164	66	167	240	246	277
South America	77	93	89	92	108	120	70
Total regions	**1 074**	**956**	**1 072**	**1 093**	**1 362**	**1 348**	**1 243**
Other activities	12	25	11	-	-	-	-
Corp. Center, elim. etc	(15)	(56)	(49)	(12)	(40)	(81)	(68)
Clean EBITDA	**1 071**	**925**	**1 034**	**1 081**	**1 322**	**1 267**	**1 175**
Energy hedging etc	(12)	208	5	(186)	(106)	14	(383)
Grid dispute, Brazil	-	(50)	-	-	-	60	-
Restruct Union	-	(270)	-	-	-	(45)	-
Restruct Parenco	-	-	-	(63)	-	-	-
Restruct Turnaround	-	-	-	-	(376)		
Losses on accounts receivable					(75)		
EBITDA under IFRS	**1 059**	**813**	**1 039**	**832**	**765**	**1 296**	**792**

1) PanAsia consolidated 50% in Q1-3 2005, and 100% from 17.11.2005
2) Q3 2006 is restated

"CLEAN" EBIT BY QUARTERS

	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006 [2]	Q4 2006	Q1 2007
Europe newsprint	82	37	148	153	223	244	266
Europe magazine	159	93	86	10	106	80	(10)
Europe total	**241**	**130**	**234**	**163**	**329**	**324**	**256**
Asia [1]	43	23	50	83	84	110	137
Australasia	39	(39)	(105)	12	73	88	102
South America	29	45	42	48	68	71	26
Total regions	**352**	**159**	**221**	**306**	**554**	**593**	**521**
Other activities	4	17	6	-	-	-	-
Corp. Center, elim. etc	(25)	(79)	(60)	(28)	(59)	(55)	(81)
Clean EBIT	**331**	**97**	**167**	**278**	**495**	**538**	**440**
Energy hedging etc	(12)	208	5	(186)	(106)	14	(383)
Grid dispute, Brazil	-	(50)	-	-	-	60	-
Write-down PanAsia	-	-	-	(43)	-	-	-
Forest Australia	-	-	-	-	-	-	-
Restruct Union	-	(270)	-	-	-	(45)	-
Write-down Union	-	(155)	-	-	-	-	-
Restruct Parenco	-	-	-	(63)	-	-	-
Loss Forestia	-	(24)	-	-	-	-	-
Restruct Turnaround	-	-	-	-	(376)		
Losses on accounts receivable					(75)		
Permanent impairment	-	-	-	-	(3 190)		
EBIT under IFRS	**319**	**(194)**	**172**	**(14)**	**(3 252)**	**567**	**57**

1) PanAsia consolidated 50% in Q1-3 2005, and 100% from 17.11.2005
2) Q3 2006 is restated

Market update
May 2007

Norske Skog

Demand Changes

Q1 2007 vs Q1 2006

	Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
W. Europe	1,0%	0,5%	2,3%	1,3%
E. Europe	(5,9%)	(5,8%)	22,1%	3,9%
Europe Total	(0,1%)	(0,5%)	4,1%	1,7%
Australasia	3,9%	4,5%	8,2%	5,5%
South America	(2,2%)			
China (ytd Feb)	11,1%			
South Korea	2,2%			
Far East Total (ytd Feb)	2,4%			
North America	(12,0%)	(10,7%)	3,4%	(5,5%)

Sources: Cepiprint, PPPC, Norske Skog

Norske Skog

Newsprint & OUNC - Europe

OUNC = Improved newsprint & other uncoated publication papers

- Demand in Europe:
  - Y/Y March 07: -2.1%
  - **Q1 07/Q1 06: -0.5%**
- Total deliveries from Europe:
  - Y/Y March 07: -6.2%
  - **Q1 07/Q1 06: -3.8%**
- Total deliveries of Newsprint from N. Am to West Europe:
  - Y/Y March 07: +82.6%
  - **Q1 07/Q1 07: +52.8%**
- Reference price Newsprint April:
  €550/mt, + 4.16 % from Dec '06



NP+OUNC Demand in Europe
2002
2003
2004
2005
2006
2007
Q1
Q2
Q3
Q4



Newsprint, 45 g/m², Germany

27

Norske Skog

Newsprint - North America

- Std. Newsprint Demand:
  - Y/Y March: -13.4 %
  - **Q1 07/Q1 06: -12.0%**
- Uncoated Mech Papers (ex SC) Demand:
  - Y/Y March: -4.0%
  - **Q1 07/Q1 06: -1.2%**
- Combined Std NP & Uncoated Mech (ex SC) Demand:
  - Y/Y March: -12.2%
  - **Q1 07/Q1 06: -10.7%**
- Reference price Newsprint March:
  - $625/mt for 48.8g/m2, -5.3% from December 2006



Newsprint + Uncoated Mechanical (without SC grades)
Demand in North America
in '000 tonnes
2002
2003
2004
2005
2006
2007
Q1
Q2
Q3
Q4



Newsprint, 48.8 g/m², US East Coast
USD/t

28

Norske Skog

SC Magazine Paper - Europe

- Demand in Europe:
  - Y/Y March: +2.9%
  - **Q1 07/Q1 06: +5,5%**
- Total deliveries from Europe:
  - Y/Y March: +1,5%
  - **Q1 07/Q1 06 : +2,6 %**
- Reference price SC April:
  - €580/mt in April 07, - 4,91 % from Dec '06


SC Magazine Demand in Europe
in '000 tonnes
2002
2003
2004
2005
2006
2007
Q1
Q2
Q3
Q4


EUR

Norske Skog

CMR Magazine Paper - Europe

CMR = Coated Mechanical Reels (LWC, MWC & HWC)

- Demand in Europe:
  - Y/Y March : -0,8%
  - **Q1 07/Q1 06: +3,4%**
- Total deliveries from Europe:
  - Y/Y March : -4,5%
  - **Q1 07/Q1 06: -0.6%**
- Reference price CMR April 07 :
  - €680/mt, - 4,2% from Dec '06


CMR Demand in Europe
in '000 tonnes
2002
2003
2004
2005
2006
2007
Q1
Q2
Q3
Q4


EUR

Norske Skog

Magazine Paper Prices - Europe and North America


SC Paper Prices
SC Europe 56 g
SC USA 52 g / 35 lb
EUR/t
1100
1000
900
800
700
600
500
1Q 1994
4Q 1994
3Q 1995
2Q 1996
1Q 1997
4Q 1997
3Q 1998
2Q 1999
1Q 2000
4Q 2000
3Q 2001
2Q 2002
1Q 2003
4Q 2003
3Q 2004
2Q 2005
1Q 2006
4Q 2006


LWC Paper Prices
LWC Europe 60 g / 40 lb
LWC USA 60 g / 40 lb
EUR/t
1300
1200
1100
1000
900
800
700
600
1Q 1994
4Q 1994
3Q 1995
2Q 1996
1Q 1997
4Q 1997
3Q 1998
2Q 1999
1Q 2000
4Q 2000
3Q 2001
2Q 2002
1Q 2003
4Q 2003
3Q 2004
2Q 2005
1Q 2006
4Q 2006

31

Norske Skog

Newsprint Paper Prices in 45g and in EUR/t Europe and North America


€ 800
€ 750
€ 700
€ 650
€ 600
€ 550
€ 500
€ 450
€ 400
€ 350
€ 300
Europe
USA
85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 0 1 2 3 4 5 6 7

32

Norske Skog

Asia
YTD March '07 vs YTD March '06

- Demand standard newsprint:
  - Far East total: + 2,4 % (YTD Feb)
  - China: + 11,1% (YTD Feb)
  - South Korea: + 2,2 %
  - India: + 3,2% (YTD Feb)

- Prices:
  - Korea ~ USD 654
  - China ~ USD 480
  - India ~ USD 630

33

Norske Skog

Australasia
YTD March '07 vs YTD March '06

- Demand:
  - YTD March 2007: + 3.9% for standard newsprint
  - Newspaper Readership is steady

- Prices:
  - Price Australia: Prices increased 7% July '06. Next adjustment July '07
  - Price New Zealand: up 6,5 % from January '07

34

Norske Skog

South America
YTD Q1 '07 vs Q1 March '06

- Demand – standard newsprint
  - Regional demand: - 2.2%
  - Brazil demand: - 2.6%
    - Still positive trends for circulation, ad linage
    - Lower pagination
    - Inventory adjustments.
- Prices
  - Downward pressure on prices in Brazil and most other countries in the region
  - Chilean domestic producers resisting prise pressure

35

Norske Skog

Purchase of shares

Andreas Enger, CFO in Norske Skog, has today purchased 1,000 shares at a price of NOK 90.10 per share. Andreas Enger owns 2,410 shares in Norske Skog after this transaction.

Oxenøen, 4 May 2007
Norske Skogindustrier ASA
Jarle Langfjæran

Purchase of shares

Kim Wahl, chairman of the Board in Norske Skog, has today bought 100,000 shares at a price of NOK 89.8657 per share. Kim Wahl owns 100,000 shares in Norske Skog after this transaction.

Oxenøen, 4 May 2007
Norske Skogindustrier ASA
Jarle Langfjæran

END